March 28, 2025

John Markovich
Chief Financial Officer
D-Wave Quantum Inc.
2650 East Bayshore Road
Palo Alto, CA 94303

       Re: D-Wave Quantum Inc.
           Registration Statement on Form S-3
           Filed March 21, 2025
           File No. 333-286008
Dear John Markovich:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Uwem Bassey at 202-551-3433 or Matthew Derby at
202-551-3334
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Christina C. Russo